FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of August 2004

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luxembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes |_|   No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes |_|   No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|   No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                   Sanitec International S.A.
                                                           (Registrant)


                                                    By: /s/ Timo Lehto
                                                        -----------------------
                                                    Name:   Timo Lehto
                                                    Title:  Principal Financial
                                                            Officer and Director


24 August 2004

                           FORWARD-LOOKING STATEMENTS

         This report includes forward-looking statements. All statements other than statements of historical fact included in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, and future developments in the markets where we participate or are seeking to participate, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in our annual report on Form 20-F, filed with the SEC on April 28, 2004, as well as those included elsewhere in this report. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o        our ability to service our existing indebtedness;

o our ability to fund our future operations and capital needs through borrowing or otherwise;

o our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;

o our expectations with respect to European economic and general industry conditions;

o        our ability to establish and maintain production and supply channels;

o        our ability to compete effectively in a highly competitive environment;
         and

o        our expectations about growth in demand for our products.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by cautionary statements contained throughout this report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

                                                                      SANITEC OY




SANITEC INTERIM FINANCIAL REPORT JANUARY - JUNE 2004

Sanitec's Interim Report January - June 2004 has been published. The report for the second quarter is available both as a pdf and on-line version through our web site (WWW.SANITEC.COM).

HIGHLIGHTS
Second Quarter 2004
o Second quarter 2004 net sales were EUR 229.9 million. They improved against the same quarter in 2003 by EUR 0.8 million or 0.4% when eliminating the EUR 16.1 million share of our vacuum sewage system (Evac) business segment, which was divested early in the second quarter.
o EBITDA was EUR 32.8 million or 14.3% of net sales for the second quarter. It was EUR 0.1 million or 0.3% lower than at the same time last year when eliminating the EUR 2.3 million share of the divested Evac business. Before restructuring and integration consulting relating charges of EUR 6.8 million, EBITDA margin increased, on a comparable basis, to 17.2% of net sales from last year's 16.5%.
o Operating profit for the second quarter decreased to EUR 11.7 million or 5.1% of net sales compared to EUR 13.6 million or 5.5% last year. EUR 1.5 million of the decrease is attributable to the disposal of our Evac business segment. This quarter's results are strongly burdened by integration consulting and restructuring items of EUR 6.8 million as well as a one time write off of capitalized financial expenses of EUR 1.5 million.
o Total capital expenditure was EUR 6.1 million or 2.7% of net sales for the quarter. This represents a decrease of EUR 1.1 million or 15.3% compared to last year.
o The operations of our vacuum sewage systems segment (Evac) were sold to the French Zodiac Group, in a transaction closed on April 14 in 2004. The enterprise value of the sale was EUR 60 million. Out of the EUR 59.5 million net proceeds of the sale, loans under senior credit facility amounting to EUR 48.3 million were prepaid on April 21, 2004.

YEAR TO DATE JUNE 2004
o June year to date net sales were EUR 482.8 million. Net sales were EUR 15.2 million or 3.4% above the first half of 2003 when eliminating the EUR 19.5 million share of our Evac business segment divested in the second quarter.
o EBITDA for the first half of 2004 was EUR 77.4 million or 16.0% of net sales compared to EUR 72.7 million or 14.9% in the first half of 2003. Excluding the EUR 0.4 million effect of our divested Evac business, EBITDA was EUR 77.0 million i.e. 16.5% of net sales. Excluding restructuring and integration consulting charges of EUR 9.0 million, EBITDA increased to EUR
     86.4 million or 17.9% of net sales compared to EUR 78.2 million or 16.1% in the first half of 2003.
o Operating profit for the first half of the year increased to EUR 35.6 million or 7.4% of net sales compared to EUR 28.7 million or 5.9% in the prior year. The divested Evac segment reduced the improvement by EUR 2.1 million.
o Total capital expenditure was EUR 10.6 million or 2.2% of net sales for the first half of 2004 which is a decrease of EUR 1.8 million compared to last year.
o The net indebtedness was reduced to EUR 613.5 million excluding the shareholder and PIK loans which is EUR 94.9 million or 13.4% lower than on June 30, 2003 and EUR 65.1 million lower than in the first quarter of 2004.

A subsequent CONFERENCE CALL will be held on 25 AUGUST 2004 AT 15:00 CET. Registration to the call will be done by filling in Conference call form in Sanitec Internet site, not later than 25 August 2004 at 8:00 CET.



                                                                         SANITEC

                               [GRAPHIC OMITTED]


                             Interim Financial Report
                                  January - June 2004

                                                                  24 August 2004
                                                                    Page 2 of 24







Table of Contents


Table of Contents..............................................................2

Highlights.....................................................................3

Basis of Financial Presentation................................................4

Tables.........................................................................5

   Consolidated Statements of Operations.......................................5

   Consolidated Balance Sheets.................................................6

   Consolidated Statements of Cash Flows, year-to-date.........................8

   Consolidated Statements of Cash Flows, by Quarter..........................10

   Consolidated Statements of Operations, by Quarter..........................12

   Segments, by Quarter.......................................................13

Operating and Financial Review................................................14

Quantitative and Qualitative Disclosures About Market Risk....................22






                                                                         SANITEC

                                                                  24 August 2004
                                                                    Page 3 of 24


Highlights

SECOND QUARTER 2004

o SECOND QUARTER 2004 NET SALES WERE EUR 229.9 MILLION. THEY IMPROVED AGAINST THE SAME QUARTER IN 2003 BY EUR 0.8 MILLION OR 0.4% WHEN ELIMINATING THE EUR 16.1 MILLION SHARE OF OUR VACUUM SEWAGE SYSTEM (EVAC) BUSINESS SEGMENT, WHICH WAS DIVESTED EARLY IN THE SECOND QUARTER.

o EBITDA WAS EUR 32.8 MILLION OR 14.3% OF NET SALES FOR THE SECOND QUARTER. IT WAS EUR 0.1 MILLION OR 0.3% LOWER THAN AT THE SAME TIME LAST YEAR WHEN ELIMINATING THE EUR 2.3 MILLION SHARE OF THE DIVESTED EVAC BUSINESS. BEFORE RESTRUCTURING AND INTEGRATION CONSULTING RELATING CHARGES OF EUR 6.8 MILLION, EBITDA MARGIN INCREASED, ON A COMPARABLE BASIS, TO 17.2% OF NET SALES FROM LAST YEAR'S 16.5%.

o OPERATING PROFIT FOR THE SECOND QUARTER DECREASED TO EUR 11.7 MILLION OR 5.1% OF NET SALES COMPARED TO EUR 13.6 MILLION OR 5.5% LAST YEAR. EUR 1.5 MILLION OF THE DECREASE IS ATTRIBUTABLE TO THE DISPOSAL OF OUR EVAC BUSINESS SEGMENT. THIS QUARTER'S RESULTS ARE STRONGLY BURDENED BY INTEGRATION CONSULTING AND RESTRUCTURING ITEMS OF EUR 6.8 MILLION AS WELL AS A ONE TIME WRITE OFF OF CAPITALIZED FINANCIAL EXPENSES OF EUR 1.5 MILLION.

o TOTAL CAPITAL EXPENDITURE WAS EUR 6.1 MILLION OR 2.7% OF NET SALES FOR THE QUARTER. THIS REPRESENTS A DECREASE OF EUR 1.1 MILLION OR 15.3% COMPARED TO LAST YEAR.

o THE OPERATIONS OF OUR VACUUM SEWAGE SYSTEMS SEGMENT (EVAC) WERE SOLD TO THE FRENCH ZODIAC GROUP, IN A TRANSACTION CLOSED ON APRIL 14 IN 2004. THE ENTERPRISE VALUE OF THE SALE WAS EUR 60 MILLION. OUT OF THE EUR 59.5 MILLION NET PROCEEDS OF THE SALE, LOANS UNDER SENIOR CREDIT FACILITY AMOUNTING TO EUR 48.3 MILLION WERE PREPAID ON APRIL 21, 2004.


Year to date June 2004

o JUNE YEAR TO DATE NET SALES WERE EUR 482.8 MILLION. NET SALES WERE EUR 15.2 MILLION OR 3.4% ABOVE THE FIRST HALF OF 2003 WHEN ELIMINATING THE EUR 19.5 MILLION SHARE OF OUR EVAC BUSINESS SEGMENT DIVESTED IN THE SECOND QUARTER.

o EBITDA FOR THE FIRST HALF OF 2004 WAS EUR 77.4 MILLION OR 16.0% OF NET SALES COMPARED TO EUR 72.7 MILLION OR 14.9% IN THE FIRST HALF OF 2003. EXCLUDING THE EUR 0.4 MILLION EFFECT OF OUR DIVESTED EVAC BUSINESS, EBITDA WAS EUR 77.0 MILLION I.E. 16.5% OF NET SALES. EXCLUDING RESTRUCTURING AND INTEGRATION CONSULTING CHARGES OF EUR 9.0 MILLION, EBITDA INCREASED TO EUR
     86.4 MILLION OR 17.9% OF NET SALES COMPARED TO EUR 78.2 MILLION OR 16.1% IN THE FIRST HALF OF 2003.

o OPERATING PROFIT FOR THE FIRST HALF OF THE YEAR INCREASED TO EUR 35.6 MILLION OR 7.4% OF NET SALES COMPARED TO EUR 28.7 MILLION OR 5.9% IN THE PRIOR YEAR. THE DIVESTED EVAC SEGMENT REDUCED THE IMPROVEMENT BY EUR 2.1 MILLION.

o TOTAL CAPITAL EXPENDITURE WAS EUR 10.6 MILLION OR 2.2% OF NET SALES FOR THE FIRST HALF OF 2004 WHICH IS A DECREASE OF EUR 1.8 MILLION COMPARED TO LAST YEAR.

o THE NET INDEBTEDNESS WAS REDUCED TO EUR 613.5 MILLION EXCLUDING THE SHAREHOLDER AND PIK LOANS WHICH IS EUR 94.9 MILLION OR 13.4% LOWER THAN ON JUNE 30, 2003 AND EUR 65.1 MILLION LOWER THAN IN THE FIRST QUARTER OF 2004.




                                                                         SANITEC

                                                                  24 August 2004
                                                                    Page 4 of 24

Basis of Financial Presentation

Sanitec International S.A. is a limited liability company established and registered with the Commercial Register in Luxembourg. Sanitec International S.A. issued the EUR 260 million High Yield Senior Notes in May 2002. The ultimate parent company of Sanitec International S.A. is Pool Acquisition S.A., a limited liability company established and registered with the Commercial Register in Luxembourg.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Finland ("Finnish GAAP"). Certain information and footnote disclosures normally included in financial statements presented in accordance with such generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation of interim financial information have been included. All such adjustments are of a normal recurring nature. These unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Accounting principles and valuation methods applied under Finnish GAAP when preparing the interim financial statements as of June 30, 2004 are materially the same as those applied for the year ended December 31, 2003. The preparation of financial statements in conformity with Finnish GAAP requires the management of the Group to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The consolidated financial statements, including the quarterly information disclosed, include the financial statements of the parent company and its wholly and over 50% owned subsidiaries at the end of the financial period concerned. The acquisition of Sanitec Oyj by Sanitec Oy, formerly Pool Acquisition Helsinki Oy, the previous parent company of the Group, was accounted for as a purchase business combination and the related goodwill is amortized according to plan over a period of 20 years.

The operations of the vacuum sewage systems segment (Evac) were sold to Zodiac S.A., the publicly listed parent company of a French industrial group, in a transaction closed on April 14, 2004. The enterprise value of the sale was EUR 60 million. Out of the net proceeds of the sale of EUR 59.5 million, loans under senior credit facility amounting to EUR 48.3 million on March 31, 2004 were prepaid on April 21, 2004. In connection with the closing of the sale transaction, EUR 3.5 million was deposited in an Escrow account, which subsequently will also be used for prepayment of the senior credit facility when released. Evac has been consolidated to the Group until April 14, 2004.

In August 2004, Sanitec announced its plan for a new divisional structure, where the previous two business segments, Bathroom Ceramics and Bath and Shower Products, will be divided into two divisions, Ceramics, Acrylics & Enclosures and Wellness. The preparations for the implementation of the new divisional structure were started immediately. The segment information presented in this interim report includes the previous three business segments, Bathroom Ceramics, Bath and Shower Products and Vacuum Sewage Systems (until April 14, 2004). Following the implementation of the new divisional structure, the Group intends to present the segment information in accordance with the new divisional structure in the annual report as of December 31, 2004.





                                                                         SANITEC

                                                                  24 August 2004
                                                                    Page 5 of 24



Tables


CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                               SANITEC INTERNATIONAL S.A.
                                                        --------------------------------------------------------------------
(Amounts in millions of euro)                           (unaudited)       (unaudited)        (unaudited)
                                                        Period from       Period from        Period from        Period from
                                                        January 1 -       January 1 -        January 1 -        January 1 -
                                                          March 31,          June 30,      September 30,       December 31,
                                                               2003              2003               2003               2003
----------------------------------------------------------------------------------------------------------------------------
NET SALES                                                     241.9             487.1              713.8              951.1
Other operating income                                          1.6               2.8                4.1                7.9
Operating expenses:
  Cost of products sold - materials and consumables          (73.7)           (150.9)            (225.6)            (299.1)
  Personnel                                                  (75.6)           (150.4)            (216.3)            (283.7)
  Outside services                                           (22.0)            (42.6)             (62.4)             (88.0)
  Depreciation and writedowns                                (11.4)            (22.2)             (32.9)             (48.9)
  Amortization of goodwill                                   (11.0)            (21.8)             (32.5)             (43.3)
  Other operating expenses                                   (34.7)            (73.3)            (107.3)            (146.6)

----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                               15.1              28.7               40.9               49.4
Other income (expenses):
Equity in income (loss) of associated companies                 0.5               2.0                3.7                1.9
Other income and expenses, net                               (24.3)            (46.1)             (69.6)             (92.8)

----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS      (8.7)            (15.4)             (25.0)             (41.5)
Income taxes                                                  (5.7)            (12.4)             (18.7)             (24.6)
Minority interests                                            (0.2)             (0.4)              (0.6)              (0.5)

----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS                     (14.6)            (28.2)             (44.3)             (66.6)
Extraordinary items                                              --                --                 --             (18.8)
NET INCOME (LOSS)                                            (14.6)            (28.2)             (44.3)             (85.4)
============================================================================================================================
EBITDA                                                         37.5              72.7              106.3              141.6



                                                          SANITEC INTERNATIONAL S.A.
                                                        -------------------------------
(Amounts in millions of euro)                           (unaudited)        (unaudited)
                                                        Period from        Period from
                                                        January 1 -        January 1 -
                                                          March 31,           June 30,
                                                               2004               2004
---------------------------------------------------------------------------------------

NET SALES                                                     252.9              482.8
Other operating income                                          1.6                3.1
Operating expenses:
  Cost of products sold - materials and consumables          (81.4)            (149.2)
  Personnel                                                  (71.3)            (141.0)
  Outside services                                           (21.6)             (43.0)
  Depreciation and writedowns                                (10.4)             (21.2)
  Amortization of goodwill                                   (10.3)             (20.6)
  Other operating expenses                                   (35.6)             (75.3)

---------------------------------------------------------------------------------------
OPERATING PROFIT                                               23.9               35.6
Other income (expenses):
Equity in income (loss) of associated companies                 0.7                1.0
Other income and expenses, net                               (22.5)             (45.3)

---------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS        2.1              (8.7)
Income taxes                                                  (9.6)             (17.0)
Minority interests                                            (0.2)              (0.4)

---------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS                      (7.7)             (26.1)
Extraordinary items                                              --                 --
NET INCOME (LOSS)                                             (7.7)             (26.1)
=======================================================================================
EBITDA                                                         44.6               77.4

                                                                  24 August 2004
                                                                    Page 6 of 24



CONSOLIDATED BALANCE SHEETS


                                                                         SANITEC INTERNATIONAL S.A.
                                                 -----------------------------------------------------------------------
(Amounts in millions of euro)                     (unaudited)      (unaudited)       (unaudited)
                                                 At March 31,      At June 30,    At September 30,     At December 31,
                                                        2003             2003                2003                2003
------------------------------------------------------------------------------------------------------------------------
ASSETS
Fixed assets and other
long-term investments
Intangible assets, net:
   Goodwill                                         707.7               696.6               685.5               655.5
   Other intangible assets                           43.5                43.2                41.4                40.4
------------------------------------------------------------------------------------------------------------------------
                                                    751.2               739.8               726.9               695.9
Property, plant and equipment, net:
   Land                                              72.4                71.1                71.1                68.4
   Buildings                                        106.8               104.2               101.7                98.9
   Machinery and equipment                           94.4                94.3                87.4                90.3
   Other tangible assets                              5.9                 5.8                 5.6                 7.5
   Advances paid and construction in progress        12.4                11.9                21.8                10.0
------------------------------------------------------------------------------------------------------------------------
                                                    291.9               287.3               287.6               275.1
Long-term investments and receivables:
   Investment securities                              0.5                 0.4                 0.4                 0.3
   Other receivables                                  9.2                 9.6                 9.9                10.3
------------------------------------------------------------------------------------------------------------------------
                                                      9.7                10.0                10.3                10.6

Investments in associated companies                  33.0                33.0                34.1                23.6
------------------------------------------------------------------------------------------------------------------------
Total fixed assets and other
long-term investments                             1,085.8             1,070.1             1,058.9             1,005.2

Current assets
Inventories:
   Finished goods                                    80.7                83.3                79.3                82.0
   Work in progress                                  23.1                23.1                22.1                20.5
   Raw material                                      58.0                57.8                55.9                58.5
------------------------------------------------------------------------------------------------------------------------
                                                    161.8               164.2               157.3               161.0

Trade accounts receivable                           179.5               187.6               178.8               145.8
Loans receivable                                      5.5                 5.1                 5.3                 5.9
Prepaid expenses and accrued income                  20.0                21.7                18.6                19.9
Other current assets                                 23.1                12.1                14.4                19.4
Cash and cash equivalents                            14.1                15.3                31.3                50.8
------------------------------------------------------------------------------------------------------------------------
                                                    242.2               241.8               248.4               241.8
Total current assets                                404.0               406.0               405.7               402.8
TOTAL ASSETS                                      1,489.8             1,476.1             1,464.6             1,408.0
========================================================================================================================



                                                   SANITEC INTERNATIONAL S.A.
                                                 ------------------------------
(Amounts in millions of euro)                    (unaudited)       (unaudited)
                                                 At March 31,       At June 30,
                                                        2004              2004
-------------------------------------------------------------------------------
ASSETS
Fixed assets and other
long-term investments
Intangible assets, net:
   Goodwill                                            647.7             608.0
   Other intangible assets                              39.6              38.5
-------------------------------------------------------------------------------
                                                       687.3             646.5
Property, plant and equipment, net:
   Land                                                 68.7              68.5
   Buildings                                            97.7              95.3
   Machinery and equipment                              86.9              81.9
   Other tangible assets                                 7.2               7.0
   Advances paid and construction in progress           11.4              11.8
-------------------------------------------------------------------------------
                                                       271.9             264.5
Long-term investments and receivables:
   Investment securities                                 0.2               0.1
   Other receivables                                     7.1               7.2
-------------------------------------------------------------------------------
                                                         7.3               7.3

Investments in associated companies                     24.9              25.7
-------------------------------------------------------------------------------
Total fixed assets and other
long-term investments                                  991.4             944.0

Current assets
Inventories:
   Finished goods                                       75.9              74.2
   Work in progress                                     22.4              22.9
   Raw material                                         59.2              55.1
-------------------------------------------------------------------------------
                                                       157.5             152.2

Trade accounts receivable                              182.5             164.7
Loans receivable                                         5.8               9.7
Prepaid expenses and accrued income                     25.7              29.4
Other current assets                                    16.3              17.8
Cash and cash equivalents                               33.9              25.5
-------------------------------------------------------------------------------
                                                       264.2             247.1
Total current assets                                   421.7             399.3
TOTAL ASSETS                                         1,413.1           1,343.3
===============================================================================

                                                                  24 August 2004
                                                                    Page 7 of 24



CONSOLIDATED BALANCE SHEETS


                                                                                            SANITEC INTERNATIONAL S.A.
                                                     ----------------------------------------------------------------------------
(Amounts in millions of euro)                        (unaudited)         (unaudited)          (unaudited)
                                                     At March 31,         At June 30,     At September 30,     At December 31,
                                                            2003                2003                 2003                2003
---------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES
Shareholders' equity:
   Share capital                                            10.0                10.0                 10.0                10.0
   Share premium funds                                     140.1               140.1                140.1               140.1
   Other reserves                                         (15.1)              (15.7)               (16.5)              (18.8)
   Retained earnings (deficit)                           (102.6)             (104.6)              (104.2)             (111.5)
   Net income (loss) for the period                       (14.6)              (28.2)               (44.3)              (85.4)
---------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                  17.8                 1.6               (14.9)              (65.6)

Minority interests                                           3.3                 3.5                  3.1                 3.0

Provisions                                                  92.3                95.9                 94.4                89.0

Non-current liabilities:
   Long term debt, excluding current installments          719.5               700.0                700.0               680.4
   Shareholder loans and subordinated loans                405.0               410.0                410.0               439.3
   Deferred tax liabilities                                  9.8                10.2                 10.6                 9.6
---------------------------------------------------------------------------------------------------------------------------------
                                                         1,134.3             1,120.2              1,120.6             1,129.3
Current liabilities:
   Current debt                                              3.3                 6.4                  2.9                 3.3
   Current installments of long-term debt                   25.8                31.6                 31.1                36.6
   Trade accounts payable                                   86.9                89.7                 75.8                97.8
   Accrued expenses and deferred income                     98.0                96.7                113.9                97.0
   Other current liabilities                                28.1                30.5                 37.7                17.6
---------------------------------------------------------------------------------------------------------------------------------
                                                           242.1               254.9                261.4               252.3
Total liabilities                                        1,376.4             1,375.1              1,382.0             1,381.6
SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES               1,489.8             1,476.1              1,464.6             1,408.0
=================================================================================================================================




                                                     -------------------------------
(Amounts in millions of euro)                         (unaudited)       (unaudited)
                                                      At March 31,       At June 30,
                                                             2004              2004
------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES
Shareholders' equity:
   Share capital                                             10.0              10.0
   Share premium funds                                      140.1             140.1
   Other reserves                                          (14.7)            (14.8)
   Retained earnings (deficit)                            (198.7)           (197.1)
   Net income (loss) for the period                         (7.7)            (26.1)
------------------------------------------------------------------------------------
Total shareholders' equity                                 (71.0)            (87.9)

Minority interests                                            3.2               2.8

Provisions                                                   84.3              85.3

Non-current liabilities:
   Long term debt, excluding current installments           632.8             608.7
   Shareholder loans and subordinated loans                 439.3             445.0
   Deferred tax liabilities                                  10.3              13.1
------------------------------------------------------------------------------------
                                                          1,082.4           1,066.8
Current liabilities:
   Current debt                                               4.6               2.7
   Current installments of long-term debt                    87.5              43.5
   Trade accounts payable                                    90.2              96.2
   Accrued expenses and deferred income                     111.1             114.1
   Other current liabilities                                 20.8              19.8
------------------------------------------------------------------------------------
                                                            314.2             276.3
Total liabilities                                         1,396.6           1,343.1
SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES                1,413.1           1,343.3
====================================================================================

                                                                  24 August 2004
                                                                    Page 8 of 24


CONSOLIDATED STATEMENTS OF CASH FLOWS, YEAR-TO-DATE

                                                                       SANITEC INTERNATIONAL S.A.
                                                  -----------------------------------------------------------------------
                                                   (unaudited)       (unaudited)       (unaudited)
                                                  Period from       Period from        Period from         Period from
                                                  January 1 -         January 1-       January 1 -         January 1 -
                                                     March 31,          June 30,      September 30,        December 31,
(Amounts in millions of euro)                            2003              2003               2003               20003
-------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                          15.1              28.7              40.9                49.4
Intangibles, property, plant and equipment, net
    Depreciation, amortization and writedown              22.4              44.0              65.4                92.2
    Selling profit / (loss) of fixed assets                 --                --             (0.1)               (1.0)
-------------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                  37.5              72.7             106.2               140.6

Changes in working capital
    Current assets, non-interest bearing,
     (increase) /decrease                               (36.1)            (34.1)            (25.3)               (1.3)
    Inventories, (increase) / decrease                   (8.3)            (11.2)             (3.9)               (9.1)
    Current liabilities, non-interest bearing,
    increase/ (decrease)                                 (0.3)               4.5             (7.8)                 9.6
-------------------------------------------------------------------------------------------------------------------------
                                                        (44.7)            (40.8)            (37.0)               (0.8)
Cash flow from operating activities before
  financial items and taxes                              (7.2)              31.9              69.2               139.8

Interest expenses paid                                   (8.2)            (25.5)            (30.3)              (58.9)
Interest income received                                   0.9               1.5               2.2                 2.8
Other financial income received and paid                   2.6               1.0               2.6                 0.5
Income taxes paid                                        (5.0)             (9.4)            (13.9)              (18.0)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                 (16.9)             (0.5)              29.8                66.2
=========================================================================================================================
Cash flow from investing activities:
Investments in other tangible and intangible
assets                                                   (5.2)            (12.4)            (22.8)              (32.0)
Proceeds from sale of tangible and  intangible
assets                                                     0.3               4.1               4.3                 8.2
-------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                  (4.9)             (8.3)            (18.5)              (23.8)
=========================================================================================================================




                                                    SANITEC INTERNATIONAL S.A.
                                                  ------------------------------
                                                    (unaudited)      (unaudited)
                                                   Period from      Period from
                                                   January 1 -      January 1 -
                                                     March 31,         June 30,
(Amounts in millions of euro)                             2004             2004
--------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                          23.9             35.6
Intangibles, property, plant and equipment, net
    Depreciation, amortization and writedown              20.7             41.8
    Selling profit / (loss) of fixed assets              (0.1)            (0.2)
--------------------------------------------------------------------------------
Cash flow before working capital changes                  44.5             77.2

Changes in working capital
    Current assets, non-interest bearing,
     (increase) /decrease                               (38.9)           (42.4)
    Inventories, (increase) / decrease                     4.5            (2.0)
    Current liabilities, non-interest bearing,
    increase/ (decrease)                                (18.3)            (0.9)
--------------------------------------------------------------------------------
                                                        (52.7)           (45.3)
Cash flow from operating activities before
  financial items and taxes                              (8.2)             31.9

Interest expenses paid                                   (6.0)           (23.4)
Interest income received                                   0.8              1.7
Other financial income received and paid                 (1.0)            (4.8)
Income taxes paid                                        (3.5)           (10.4)
--------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                 (17.9)            (5.0)
================================================================================
Cash flow from investing activities:
Investments in other tangible and intangible
assets                                                   (4.5)           (10.6)
Proceeds from sale of tangible and  intangible
assets                                                     1.6         54.4 (1)
--------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                  (2.9)             43.8
================================================================================

                                                                  24 August 2004
                                                                    Page 9 of 24



(Continues from previous page, amounts in millions of euro)



CONSOLIDATED STATEMENTS OF CASH FLOWS, YEAR-TO-DATE

                                                                       SANITEC INTERNATIONAL S.A.
                                                  ----------------------------------------------------------------------
                                                   (unaudited)       (unaudited)       (unaudited)
                                                  Period from       Period from        Period from         Period from
                                                  January 1 -         January 1-       January 1 -         January 1 -
                                                     March 31,          June 30,      September 30,        December 31,
                                                         2003              2003               2003               20003
------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                 0.3               0.2               (0.4)               (0.9)
Current loans increase / (decrease)                   (1.7)               1.6               (2.0)               (1.4)
New long term loans                                     3.2               3.2                 3.2                 3.2
Amortization of long term loans                          --            (13.7)              (13.7)              (27.2)
Dividends paid                                           --                --               (0.6)               (0.6)
Other changes, including exchange rate changes          1.7               0.8                 2.1                 2.2
------------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES (C)                 3.5             (7.9)              (11.4)              (24.7)
========================================================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS
(A+B+C), INCREASE / (DECREASE)                        (18.3)            (16.7)               (0.1)               17.7
========================================================================================================================
Cash and cash equivalents at the beginning of          32.4              32.0                31.4                33.1
period
Cash and cash equivalents at the end of period         14.1              15.3                31.3                50.8
------------------------------------------------------------------------------------------------------------------------


Reconciliation of cash and cash equivalents
As previously reported                                 34.6              34.6                34.6                34.6
Foreign exchange adjustment                           (2.2)             (2.6)               (3.2)               (1.5)
------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at the beginning of          32.4              32.0                31.4                33.1
period
Change in cash and cash equivalents                  (18.3)            (16.7)               (0.1)                17.7
------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at the end of period         14.1              15.3                31.3                50.8
========================================================================================================================



                                                    SANITEC INTERNATIONAL S.A.
                                                  ------------------------------
                                                    (unaudited)      (unaudited)
                                                   Period from      Period from
                                                   January 1 -      January 1 -
                                                     March 31,         June 30,
                                                          2004             2004
--------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                  3.5               3.6
Current loans increase / (decrease)                      1.3               0.6
New long term loans                                       --                --
Amortization of long term loans                           --            (67.6)
Dividends paid                                            --             (0.6)
Other changes, including exchange rate changes         (1.6)             (0.7)
--------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES (C)                  3.2            (64.7)
================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS
(A+B+C), INCREASE / (DECREASE)                         (17.6)            (25.9)
================================================================================
Cash and cash equivalents at the beginning of           51.5              51.4
period
Cash and cash equivalents at the end of period          33.9              25.5



Reconciliation of cash and cash equivalents
As previously reported                                  50.8              50.8
Foreign exchange adjustment                              0.7               0.6
--------------------------------------------------------------------------------

Cash and cash equivalents at the beginning of           51.5              51.4
period
Change in cash and cash equivalents                   (17.6)            (25.9)
--------------------------------------------------------------------------------

Cash and cash equivalents at the end of period          33.9              25.5
================================================================================


(1)  Including EUR 52.8 million net cash proceeds from the sale of Evac.

                                                                  24 August 2004
                                                                   Page 10 of 24




CONSOLIDATED STATEMENTS OF CASH FLOWS, BY QUARTER

                                                                        SANITEC INTERNATIONAL S.A.
                                                  -------------------------------------------------------------------------
                                                   (unaudited)         (unaudited)          (unaudited)       (unaudited)
                                                  Period from         Period from          Period from       Period from
                                                  January 1 -            April 1-             July 1 -       October 1 -
                                                    March 31,            June 30,        September 30,      December 31,
(Amounts in millions of euro)                            2003                2003                2003              2003
---------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                       15.1                13.6                 12.2              8.5
Intangibles, property, plant and equipment, net
    Depreciation, amortization and writedown           22.4                21.6                 21.4             26.8
    Selling profit / (loss) of fixed assets              --                  --                (0.1)            (0.9)
---------------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes               37.5                35.2                 33.5             34.4

Changes in working capital
    Current assets, non-interest bearing,
     (increase) /decrease                            (36.1)                 2.0                  8.8             24.0
    Inventories, (increase) / decrease                (8.3)               (2.9)                  7.3            (5.2)
    Current liabilities, non-interest bearing,
    increase/ (decrease)                              (0.3)                 4.8               (12.3)             17.4
---------------------------------------------------------------------------------------------------------------------------
                                                     (44.7)                 3.9                  3.8             36.2
Cash flow from operating activities before
financial items and taxes                             (7.2)                39.1                 37.3             70.6

Interest expenses paid                                (8.2)              (17.3)                (4.8)           (28.6)
Interest income received                                0.9                 0.6                  0.7              0.6
Other financial income received and paid                2.6               (1.6)                  1.6            (2.1)
Income taxes paid                                     (5.0)               (4.4)                (4.5)            (4.1)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)              (16.9)                16.4                 30.3             36.4
============================================================================================================================
Cash flow from investing activities:
Investments in other tangible and intangible
assets                                                (5.2)               (7.2)               (10.4)            (9.2)
Proceeds from sale of tangible and  intangible
assets                                                  0.3                 3.8                  0.2              3.9
---------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)               (4.9)               (3.4)               (10.2)            (5.3)
============================================================================================================================




                                                    SANITEC INTERNATIONAL S.A.
                                                  ------------------------------
                                                  (unaudited)       (unaudited)
                                                  Period from       Period from
                                                    January 1         April 1 -
                                                    March 31,          June 30,
(Amounts in millions of euro)                           2004              2004
--------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                         23.9              11.7
Intangibles, property, plant and equipment, net
    Depreciation, amortization and writedown             20.7              21.1
    Selling profit / (loss) of fixed assets             (0.1)             (0.1)
--------------------------------------------------------------------------------
Cash flow before working capital changes                 44.5              32.7

Changes in working capital
    Current assets, non-interest bearing,
     (increase) /decrease                              (38.9)             (3.5)
    Inventories, (increase) / decrease                    4.5             (6.5)
    Current liabilities, non-interest bearing,
    increase/ (decrease)                               (18.3)              17.4
--------------------------------------------------------------------------------
                                                       (52.7)               7.4
 Cash flow from operating activities before
financial items and taxes                               (8.2)              40.1

Interest expenses paid                                  (6.0)            (17.4)
Interest income received                                  0.8               0.9
Other financial income received and paid                (1.0)             (3.8)
Income taxes paid                                       (3.5)             (6.9)
--------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                (17.9)              12.9
================================================================================
Cash flow from investing activities:
Investments in other tangible and intangible
assets                                                  (4.5)             (6.1)
Proceeds from sale of tangible and  intangible
assets                                                    1.6          52.8 (1)
--------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                 (2.9)              46.7
================================================================================

                                                                  24 August 2004
                                                                   Page 11 of 24


(Continues from previous page, amounts in millions of euro)


                                                                         SANITEC INTERNATIONAL S.A.
                                                  --------------------------------------------------------------------------
                                                  Period from          (unaudited)        (unaudited)       (unaudited)
                                                  Period from         Period from        Period from        Period from
                                                   January 1-           April 1 -           July 1 -        October 1 -
                                                     March 31,            June 30,       September 30,       December 31,
                                                         2003                2003                2003            2003
----------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                   0.3               (0.1)               (0.6)               (0.5)
Current loans increase / (decrease)                     (1.7)                 3.3               (3.6)                 0.6
New long term loans                                       3.2                  --                  --                  --
Amortization of long term loans                            --              (13.7)                  --              (13.5)
Dividends paid                                             --                  --               (0.6)                  --
Other changes, including exchange rate changes            1.7               (0.9)                 1.3                 0.1
----------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                   3.5              (11.4)               (3.5)              (13.3)
============================================================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS
(A+B+C), INCREASE / (DECREASE)                          (18.3)                 1.6                16.6                17.8
============================================================================================================================
Cash and cash equivalents at the beginning of            32.4                13.7                14.7                33.0
period
Cash and cash equivalents at the end of period           14.1                15.3                31.3                50.8
----------------------------------------------------------------------------------------------------------------------------

Reconciliation of cash and cash equivalents
As previously reported                                   34.6                14.1                15.3                31.3
Foreign exchange adjustment                             (2.2)               (0.4)               (0.6)                 1.7
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of            32.4                13.7                14.7                33.0
period
Change in cash and cash equivalents                    (18.3)                 1.6                16.6                17.8
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of period           14.1                15.3                31.3                50.8
============================================================================================================================



                                                   SANITEC INTERNATIONAL S.A.
                                                  ------------------------------
                                                  (unaudited)       (unaudited)
                                                  Period from      Period from
                                                  January 1 -        April 1 -
                                                     March 31,         June 30,
                                                         2004             2004
--------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease                 3.5               0.1
Current loans increase / (decrease)                     1.3             (0.7)
New long term loans                                      --                --
Amortization of long term loans                          --            (67.6)
Dividends paid                                           --             (0.6)
Other changes, including exchange rate changes        (1.6)               0.9
--------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                 3.2            (67.9)
================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS
(A+B+C), INCREASE / (DECREASE)                        (17.6)             (8.3)
================================================================================
Cash and cash equivalents at the beginning of          51.5              33.8
period
Cash and cash equivalents at the end of period         33.9              25.5
--------------------------------------------------------------------------------

Reconciliation of cash and cash equivalents
As previously reported                                 50.8              33.9
Foreign exchange adjustment                             0.7             (0.1)
--------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of          51.5              33.8
period
Change in cash and cash equivalents                  (17.6)             (8.3)
--------------------------------------------------------------------------------
Cash and cash equivalents at the end of period         33.9              25.5
================================================================================


(1) Including EUR 52.8 million net cash proceeds from the sale of Evac.

                                                                  24 August 2004
                                                                   Page 12 of 24



CONSOLIDATED STATEMENTS OF OPERATIONS, BY QUARTER

                                                                SANITEC INTERNATIONAL S.A.
                                            -------------------------------------------------------------------
                                              (unaudited)      (unaudited)        (unaudited)       (unaudited)
                                              Period from       Period from      Period from        Period from
                                               January 1-       April 1 -            July 1 -       October 1 -
                                                March 31,        June 30,       September 30,      December 31,
(Amounts in millions of euro)                       2003            2003                2003              2003
---------------------------------------------------------------------------------------------------------------
NET SALES                                           241.9          245.2               226.7           237.3
Other operating income                                1.6            1.2                 1.3             3.8
Operating expenses:
    Cost of products sold, materials and
    consumables                                    (73.7)         (77.2)              (74.7)          (73.5)
    Personnel                                      (75.6)         (74.8)              (65.9)          (67.4)
    Outside services                               (22.0)         (20.6)              (19.8)          (25.6)
    Depreciation and writedowns                    (11.4)         (10.8)              (10.7)          (16.0)
    Amortization of goodwill                       (11.0)         (10.8)              (10.7)          (10.8)
    Other operating expenses                       (34.7)         (38.6)              (34.0)          (39.3)
---------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                     15.1           13.6                12.2             8.5
===============================================================================================================
EBITDA                                               37.5           35.2                33.6            35.3
===============================================================================================================




                                                     SANITEC INTERNATIONAL S.A.
                                                  ------------------------------
                                                   (unaudited)      (unaudited)
                                                   Period from      Period from
                                                   January 1 -        April 1 -
                                                     March 31,         June 30,
(Amounts in millions of euro)                            2004             2004
--------------------------------------------------------------------------------
NET SALES                                            252.9            229.9
Other operating income                                 1.6              1.5
Operating expenses:
    Cost of products sold, materials and
consumables                                         (81.4)           (67.8)
    Personnel                                       (71.3)           (69.7)
    Outside services                                (21.6)           (21.4)
    Depreciation and writedowns                     (10.4)           (10.8)
    Amortization of goodwill                        (10.3)           (10.3)
    Other operating expenses                        (35.6)           (39.7)
--------------------------------------------------------------------------------
OPERATING PROFIT                                      23.9             11.7
================================================================================
EBITDA                                                44.6             32.8
================================================================================

                                                                  24 August 2004
                                                                   Page 13 of 24



SEGMENTS, BY QUARTER


                                                                      SANITEC INTERNATIONAL S.A.
                                ----------------------------------------------------------------------------------------------------
                                  (unaudited)     (unaudited)      (unaudited)       (unaudited)       (unaudited)      (unaudited)
                                 Period from     Period from       Period from       Period from       Period from     Period from
                                 January 1 -       April 1 -          July 1 -       October 1 -       January 1 -       April 1 -
                                   March 31,        June 30,     September 30,      December 31,         March 31,        June 30,
(Amounts in millions of euro)        2003            2003              2003              2003              2004            2004
--------------------------------------------------------------------------------------------------   -------------------------------
Net Sales
    Bathroom Ceramics                155.6            155.1             145.9             149.1             165.4            156.2
    Bath and Shower Products          68.4             72.4              64.6              68.0              73.0             72.1
    Vacuum Sewage Systems             17.9             17.7              16.2              20.2              14.5              1.6
--------------------------------------------------------------------------------------------------   -------------------------------
Total net sales                      241.9            245.2             226.7             237.3             252.9            229.9

EBITDA
    Bathroom Ceramics                 25.7             24.2              23.7              22.5              31.1             23.3
    Bath and Shower Products          10.3              9.1               8.5              10.8              12.2              9.8
    Vacuum Sewage Systems              1.5              1.9               1.4               2.0               1.3            (0.3)
--------------------------------------------------------------------------------------------------   -------------------------------
Total EBITDA                          37.5             35.2              33.6              35.3              44.6             32.8

Net sales by region:
    Central Europe (1)                43.6             39.0              43.1              35.5              43.6             37.9
    South-West Europe                 41.0             39.7              33.7              30.9              43.1             40.5
    UK and Ireland                    24.5             26.4              24.9              28.0              25.8             28.7
    Benelux                           21.7             20.4              17.7              20.4              25.0             19.0
    Southern Europe                   21.3             24.5              18.8              20.3              21.1             21.2
    Central Eastern Europe(1)         14.6             16.5              19.4              18.5              18.0             19.1
    North-East Europe                 52.5             56.4              48.1              58.1              57.1             57.3
    Export                             4.8              4.6               4.8               5.4               4.7              4.6
    Evac                              17.9             17.7              16.2              20.2              14.5              1.6
--------------------------------------------------------------------------------------------------   -------------------------------
    Total                            241.9            245.2             226.7             237.3             252.9            229.9

(1) Czech Republic and Slovakia have been reclassified from Central Europe to Central Eastern Europe.

                                                                  24 August 2004
                                                                   Page 14 of 24



Operating and Financial Review

THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION WHICH WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.

THE FOLLOWING DISCUSSION AND ANALYSIS MAY CONTAIN MANAGEMENT'S EVALUATIONS AND STATEMENTS REFLECTING OUR VIEWS ON FUTURE PERFORMANCE AND MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE VIEWS MAY INVOLVE RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. READERS SHOULD CONSIDER THAT VARIOUS FACTORS, INCLUDING CHANGES IN GENERAL ECONOMIC CONDITIONS, THE NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION, AND OTHER FACTORS WHICH MAY OR MAY NOT BE DISCUSSED BELOW COULD AFFECT OUR PERFORMANCE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE CURRENT GEOPOLITICAL SITUATION, INCLUDING THE CONFLICT IN IRAQ AND FURTHER ACTIONS WHICH HAVE ENSUED OR COULD ENSUE, MAY INFLUENCE THE GLOBAL ECONOMIC ENVIRONMENT SUBSTANTIALLY AND COULD HAVE A MATERIAL IMPACT ON OUR PROJECTED PERFORMANCE.

THE DISCUSSION BELOW IN THIS SUBSECTION INCLUDES A COMPARISON OF THE CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS OF SANITEC INTERNATIONAL S.A. FOR THE PERIOD FROM JANUARY 1, 2004 TO JUNE 30, 2004 AND FOR THE PERIOD FROM JANUARY 1, 2003 TO JUNE 30, 2003, BOTH IN ACCORDANCE WITH FINNISH GAAP.

NOTE! FIGURES IN BRACKETS INDICATE AMOUNTS FOR THE CORRESPONDING PERIOD IN THE PREVIOUS YEAR. FOR FURTHER COMPARISONS, PLEASE REFER TO THE INCLUDED FINANCIAL STATEMENTS.



NET SALES

CONSOLIDATED

SECOND QUARTER 2004
Net sales for the second quarter 2004 were strongly influenced by the divestment of our vacuum sewage systems (Evac) business segment on April 14, 2004. Net sales for the quarter were EUR 229.9 million (245.2 million), a decrease of 6.2% or EUR 15.3 million. Excluding the net difference of EUR 16.1 million for the disposal of Evac on a comparable basis net sales increased by EUR 0.8 million or 0.4%. Stronger sales driven by increased volumes in almost all other regions were offset by a market demand decrease for bath and shower products in Italy and the continuing slump in the building and renovation sectors in Germany and the Netherlands.


YEAR TO DATE JUNE 2004
In addition to the divestment of our Evac business segment, year to date June net sales were influenced by the sluggish market demand for shower systems and whirlpools in Italy as well as the continuing economic stagnation in the Central European region, Germany in particular. Net sales were EUR 482.8 million (487.1 million), a decrease of 0.9% or EUR 4.3 million. On a comparable basis, excluding a EUR 19.5 million share our Evac business, sales increased a healthy EUR 15.2 million or 3.4% against the first six months of 2003.


BATHROOM CERAMICS

SECOND QUARTER 2004
Bathroom ceramics net sales for the second quarter 2004 were EUR 156.2 million (155.1 million), an increase of EUR 1.1 million or 0.7% over the second quarter of 2003. Increased volumes in the U.K, particularly due to the DIY (Do-It-Yourself) market, and the Central Eastern Europe Region, primarily Poland, along with good ASP (Average Selling Price) performance in the Nordic countries and Southern region underpin this performance.



                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 15 of 24


YEAR TO DATE JUNE 2004
Bathroom ceramics net sales for the first half of 2004 were EUR 321.6 million (310.7 million), an increase of EUR 10.9 million or 3.5% over the first half of 2003. Excluding EUR 2.2 million of foreign currency exchange rate effects, this segment grew by EUR 13.1 million or 4.2% when compared to prior year. Increased sales volumes in the U.K., the Central Eastern and South Western regions, and solid ASP performance in our Southern region, all contribute to this increase. Two special events in our Benelux and Central Eastern regions in the first quarter also contribute to the year to date sales performance.


BATH AND SHOWER PRODUCTS

SECOND QUARTER 2004
Bath and shower products net sales for the second quarter of 2004 were EUR
72.1 million (72.4 million), a decrease of EUR 0.3 million or 0.4% compared to the second quarter of 2003. Excluding currency exchange rate effects of EUR 0.4 million, Bath and shower product sales finished at EUR 0.1 million or 0.1% ahead the same quarter last year. Good sales volumes in the U.K., particularly in bathtubs, contribute to this performance.


YEAR TO DATE JUNE 2004
Bath and shower products net sales for the first half of 2004 were EUR
145.1 million (140.8 million), an increase of EUR 4.3 million or 3.1% compared to the first half of 2003. Excluding currency exchange rate effects of EUR 1.8 million, Bath and shower product net sales finished EUR 6.1 million or 4.3% higher than the first half of 2003. A market driven drop off in demand for shower systems and whirlpools primarily in Italy was compensated for by good volumes in the U.K., the Central Eastern European Region, and the Nordic countries.


VACUUM SEWAGE SYSTEMS

SECOND QUARTER 2004
Vacuum sewage systems net sales from April 1 to April 14, 2004 finished at EUR
1.6 million (17.7 million for the second quarter of 2003). On April 14, 2004, the operations of our vacuum sewage systems segment (Evac) were divested to the French Zodiac Group. The enterprise value of the sale was EUR 60 million. Out of the net proceeds of the sale of EUR 59.5 million, loans under senior credit facility amounting to EUR 48.3 million were prepaid on April 21, 2004.


YEAR TO DATE JUNE 2004
Net sales until April 14, 2004 , when the operations of our vacuum sewage systems segment were sold to the French Zodiac Group, finished at EUR 16.1 million (35.6 million for the first half of 2003).


OPERATING EXPENSES

SECOND QUARTER 2004
Operating expenses, excluding depreciation and amortization, finished the quarter EUR 12.6 million or 6.0% lower than in the second quarter of 2003 at EUR
198.6 million (211.2 million). Disposal of our EVAC business segment reduced operating expenses by EUR 13.8 million from the second quarter of 2003. On a comparable basis, excluding the share of Evac and one time charges for integration consulting and restructuring of EUR 6.8 million, our operating expenses were EUR 0.4 million or 0.2% lower than in the second quarter of 2003. This is a direct result of gains from savings programs and restructuring efforts implemented in 2003 and continuing in 2004.

Cost of products sold - materials and consumables was EUR 67.8 million (77.2 million), which is 12.2% or EUR 9.4 million below prior year. Disposal of our Evac business segment accounted for EUR 7.8 million of the reduction. Improvements made by the strategic purchasing initiative and the ceramics network restructuring started in 2002 and continuing in 2004 were partially offset by a product mix shift and higher energy costs in the Nordic region.

Personnel costs decreased against last year ending at EUR 69.7 million (74.8 million) which is EUR 5.1 million or 6.8% lower than the prior year. Disposal of our Evac business segment accounted for



                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 16 of 24




EUR 4.5 million of the reduction. Bathroom ceramics production network restructuring and continuing execution of Sales, General, and Administration function cost reduction plans are the primary contributors to the remaining improvement.

Cost of outside services ended the quarter at EUR 21.4 million (20.6 million) which is EUR 0.8 million or 3.9% higher than in the second quarter of 2003. Disposal of our Evac business segment accounted for a EUR 0.3 million reduction. The net increase is attributable to new subcontracting activity where certain functions, such as parts of the logistics operations are outsourced.

Other operating expenses increased by 2.8% or EUR 1.1 million to EUR 39.7 million (38.6 million) compared prior year. Disposal of our Evac business segment accounted for a EUR 1.2 million reduction against the prior year. On a comparable basis, excluding the share of Evac and restructuring and integration consulting charges of EUR 6.8 million, other operating expenses were higher in the quarter by EUR 0.7 million or 2.2% against the second quarter of 2003.


YEAR TO DATE JUNE 2004
Operating expenses, excluding depreciation and amortization, until June 2004 finished EUR 8.7 million or 2.1% lower than in the first six months of 2003 at EUR 408.5 million (417.2 million). Disposal of our Evac business segment reduced operating expenses by EUR 16.3 million from the prior year. On a comparable basis, excluding Evac and restructuring and integration consulting related charges of EUR 9.0 million, operating expenses were EUR 4.1 million or 1.1% higher than in the first half of 2003. The increased cost of sales from the increased sales volumes is a key component of the increase.

Cost of products sold - materials and consumables finished the first six months of 2004 at EUR 149.2 million (150.9 million), which is 1.1% or EUR 1.7 million below the first six months in 2003. Disposal of our Evac business segment reduced these costs by EUR 9.2 million from the prior year. The increased volumes behind the higher sales are at the core of the net increase without Evac. The strategic purchasing savings initiative started in 2002 and continuing in 2004 continued to gain momentum but was partially negated by higher energy costs and a product mix change.

Personnel costs showed improvement compared to the first half of 2003 finishing the first half of 2004 at EUR 141.0 million (150.4 million) which is EUR 9.4 million or 6.3% lower than in the prior year. Disposal of our Evac business segment accounted for EUR 4.5 million of the reduction. The remaining reduction results from factory closures resulting from the Bathroom Ceramic production network restructuring efforts and efficiency from the execution of Sales, General, and Administration functions cost reduction plans.

Costs of outside services were EUR 43.0 million (42.6 million) which is EUR 0.4 million or 0.9% higher than in first six month of 2003. Disposal of our Evac business segment reduced these costs by EUR 0.6 million from the prior year. The net increase results from an increase in subcontracting of certain activities, such as outsourcing of parts of the logistics operations. A portion of the increase is also related to the increase in variable costs associated with the higher sales.

Other operating expenses increased by 2.7% or EUR 2.0 million to EUR 75.3 million (73.3 million) compared to the first six months of 2003. Disposal of our Evac business segment reduced these expenses by EUR 2.0 million from last year. On a comparable basis, excluding Evac and restructuring and integration consulting charges of EUR 9.0 million, other operating expenses were slightly higher by EUR 0.5 million or 0.8% against the first half of 2003. This increase is driven primarily by an increase in variable costs connected with the higher sales.


DEPRECIATION AND AMORTIZATION

SECOND QUARTER 2004
Depreciation and amortization for the second quarter of 2004 was EUR 21.1 million (21.6 million), which is EUR 0.5 million or 2.3% lower than the second quarter of 2003. Disposal of our Evac business segment accounted for a EUR 0.8 million reduction against the prior year. A one time write off of capitalized financial expenses of EUR 1.5 million related to the prepayment of the senior loan is included in the second quarter. Closure of factories resulting from the ceramics production network restructuring is a key factor in the reduction.




                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 17 of 24



YEAR TO DATE JUNE 2004
Depreciation and amortization for the first six months of 2004 finished at EUR
41.8 million (44.0 million), which is EUR 2.2 million or 5.0% lower than in the prior year. Disposal of our Evac business segment accounted for EUR 1.4 million of the reduction. A one time write off of capitalized financial expenses of EUR
1.5 million related to the prepayment of the senior loan is included in the second quarter. Closure of factories resulting from the ceramics production network restructuring and lower capital expenditure contribute to the reduction.


OPERATING PROFIT

SECOND QUARTER 2004
Operating profit for the second quarter of 2004 was EUR 11.7 million (13.6 million) which is a decrease of EUR 1.9 million or 14.0% over the second quarter of 2003. Disposal of our Evac business segment reduced operating profit by EUR
1.5 million against the prior year. The operating profit margin decreased to 5.1% of net sales compared to 5.5% in the second quarter of the previous year. Excluding Evac, restructuring and integration consulting charges of EUR 6.8 million, and a one time write off of capitalized financial expenses of EUR 1.5 million in the second quarter of 2004 related to the prepayment on the senior loans, on a comparable basis, operating profit increased to 9.4% of net sales compared to 8.2% in the previous year. Restructuring efforts in Bathroom ceramic production and cost savings programs in the Sales, General, and Administration functions contribute to this margin increase.


YEAR TO DATE JUNE 2004
Operating profit for the first six months of 2004 was EUR 35.6 million (28.7 million) which is an increase of EUR 6.9 million or 24.0% over the first half of 2003. Disposal of our Evac business segment accounted for a EUR 2.1 million reduction in operating profit from the prior year. The operating profit margin increased to 7.4% of net sales compared to 5.9% in the first half of the previous year. On a comparable basis, excluding Evac, restructuring and integration consulting charges of EUR 9.0 million, and a one time EUR 1.5 million write off of capitalized financial expenses related to the prepayment on the senior loans in the second quarter, operating profit increased to EUR 46.7 million or 10.0% of net sales which is EUR 14.0 million or 42.8% higher than in the first half of the prior year. Permanent efficiency improvements from restructuring efforts in Bathroom ceramic production network and cost savings programs in the Sales, General, and Administration functions as well as higher sales drive this increase in profitability.


EBITDA

SECOND QUARTER 2004
The EBITDA for the second quarter of 2004 was EUR 32.8 million (35.2 million) or EUR 2.4 million, i.e. 6.8%, lower than in the second quarter of the prior year. Disposal of our Evac business segment accounted for EUR 2.3 million of the reduction. On a comparable basis, excluding Evac and restructuring and integration consulting charges of EUR 6.8 million, EBITDA was EUR 1.5 million or 3.8% higher than at the same time last year and the EBITDA margin increased from 17.2% in the second quarter of 2003 to 17.8%.

BATHROOM CERAMICS. Bathroom ceramics EBITDA for the second quarter of 2004 was EUR 23.3 million (24.2 million), a decrease of EUR 0.9 million or 3.7%. Various improvements in the Sales, General, and Administration expenses and production efficiency gains were offset by restructuring related charges and non-recurring items during quarter.

BATH AND SHOWER PRODUCTS. Bath and shower products EBITDA for the second quarter of 2004 was EUR 9.8 million (9.1 million), up EUR 0.7 million or 7.7% on prior year. Although the strategic purchasing initiatives enacted to reduce the cost of component material slowed down slightly due to volume decreases in certain markets, reductions in sales, general, and administration expenses were able to compensate.

VACUUM SEWAGE SYSTEMS. Vacuum sewage systems EBITDA from April 1, to April 14, 2004 was EUR -0.3 million (1.9 million for the second quarter of 2003). Effective April 14, 2004, the operations of our vacuum sewage systems segment
(Evac) were sold to French Zodiac Group.




                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 18 of 24


YEAR TO DATE JUNE 2004
The EBITDA for the first half of 2004 was EUR 77.4 million (72.7 million), 6.5% higher than in the first half of the prior year. Disposal of our Evac business segment accounted for a EUR 3.4 million decrease in year to date EBITDA compared to prior year. On a comparable basis, excluding Evac and restructuring and integration consulting charges of EUR 9.0 million, EBITDA was EUR 11.6 million higher than at the same time last year and the margin increased from 16.5% in the first half of 2003 to 18.4%. This improvement was driven by the strategic purchasing initiatives to lower the cost of material and components, the restructuring of the Bathroom Ceramic production network to lower production costs, and the programs executed to lower Sales, General, and Administration expenses as well as the increased sales.

BATHROOM CERAMICS. Bathroom ceramics EBITDA for the first half of 2004 was EUR
54.4 million (49.9 million), an increase of EUR 4.5 million or 9.0%. Various improvements in the Sales, General, and Administration expenses and the gains made through the restructuring of the Bathroom ceramic production network as well as the increased sales compensated for the restructuring related charges and non-recurring items in this segment in the first six months of 2004.

BATH AND SHOWER PRODUCTS. Bath and shower products EBITDA for the first half of 2004 was EUR 22.0 million (19.4 million), up EUR 2.6 million or 13.4% from the first half of 2003. The strategic purchasing initiatives enacted to reduce the cost of component material and various Sales, General, and Administration function cost savings as well as the sales volume increase was enough to offset the restructuring charges and non-recurring items in the first half of the year.

VACUUM SEWAGE SYSTEMS. Vacuum sewage systems EBITDA until April 14, 2004 was EUR
1.0 million (3.4 million for the first half of 2003). Effective April 14, 2004, the operations of our vacuum sewage systems segment (Evac) were sold to French Zodiac Group.


OTHER INCOME & EXPENSES, NET

Other income and expenses, net, consists of the net of interest income and other financial income, exchange gains and losses, writedowns of financial assets, and interest expenses and other financial expenses; in other words it represents our net financial position.

SECOND QUARTER 2004
Other income and expenses, net, expenses increased by EUR 1.0 million or 4.6% to EUR 22.8 million (21.8 million) for the second quarter of 2004 compared to the second quarter of 2003. This increase comes primarily from the exchange rate variance of the interest payments on our non EUR denominated loans.

YEAR TO DATE JUNE 2004
Other income and expenses, net, expenses decreased by EUR 0.8 million or 1.7% to EUR 45.3 million (46.1 million) for the first half of 2004 compared to the first six months of 2003. This decrease is primarily driven by lower interest expenses netted against the exchange rate variance of the interest payments on our non EUR denominated loans.



INCOME TAXES

SECOND QUARTER 2004
Income taxes during the second quarter of 2004 were EUR 7.4 million (6.7 million), which represents a EUR 0.7 million or 10.4% increase against the same period in 2004. Cash payments of tax in the quarter were EUR 6.9 million (4.4 million).

YEAR TO DATE JUNE 2004
Income taxes during the first half of 2004 were EUR 17.0 million (12.4 million) which is EUR 4.6 million or 37.1% higher than in the first six months of 2003. Cash payments of tax in the first six months were EUR 10.4 million (9.4 million). The increase in taxes is a result of the higher taxable profits in certain high tax countries.





                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 19 of 24


CAPITAL EXPENDITURE

SECOND QUARTER 2004
Total capital expenditure in the second quarter of 2004 was EUR 6.1 million (7.2 million), which is EUR 1.1 million or 15.3% lower than in the same quarter in the prior year. The reduction reflects the focusing of our capital spending, other than normal maintenance investments, on selected strategically vital targets only.



YEAR TO DATE JUNE 2004
Total capital expenditure in the first half of 2004 was EUR 10.6 million (12.4 million), which is EUR 1.8 million or 14.5% lower than in the first six months of 2003. The variance reflects our continued focus of our capital spending, other than normal maintenance investments, on selected strategically vital targets only and timing of investments in the second half of the year.


PERSONNEL

SECOND QUARTER 2004
At the end of the second quarter of 2004, Sanitec had 7,245 employees, which are 785 less than at the same time in 2003 and 632 less than at December 31, 2003. This represents also a reduction of 381 persons compared to the first quarter of 2004. The headcount reductions resulted from plant closings in the Benelux, the disposition of our Evac business segment, and personnel reductions in the sales, general and administration areas. These reductions were partially offset by an addition of personnel in our plants in low cost regions.


DIRECTORS

In the general meeting of shareholders of Sanitec International S.A. in June 2004, and at the end of his term, Mr. Lino Berti resigned from the Board of Directors of Sanitec International S.A. and Mr. Ferdinando Cavalli was elected to succeed Mr. Berti as a Director. In the general meeting of shareholders of Sanitec Oy in May 2004, Mr. Peter Korfer-Schun resigned from the Supervisory Board of Sanitec Oy. The remaining Supervisory Board members were re-elected and Messrs. Thomas C. Weinmann and Michael Wunderlich were appointed to the Supervisory Board as new members.


SUBSEQUENT EVENTS

No material subsequent events have occurred after the financial closing on June 30, 2004.




                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 20 of 24





NET INDEBTEDNESS

                                                                         SANITEC INTERNATIONAL S.A.
                                               ------------------------------------------------------------------------------------
                                                     At            At             At              At              At           At
                                               March 31,      June 30,  September 30,    December 31,       March 31,     June 30,
(Amounts in millions of euro)                      2003         20003           2003            2003            2004        2004
-----------------------------------------------------------------------------------------------------------------------------------
Total debt (including shareholder loan and      1,154.0      1,148.0         1,144.0         1,159.6         1,164.2     1,099.9
PIK loan)
Cash and bank balances (-)                         14.1         15.3            31.3            50.8            33.9        25.5
Shareholder loan (-)                              334.3        334.3           334.3           358.5           358.5       358.5
PIK loan (-)                                       70.7         75.7            75.7            80.8            80.8        86.5
-----------------------------------------------------------------------------------------------------------------------------------
Total net debt (1)                                734.9        722.7           702.7           669.5           691.0       629.4
Interest bearing receivables /short-term (-)        5.5          4.9             5.5             5.8             5.9         9.3
Interest bearing receivables /long-term (-)         9.0          9.4             9.7            10.1             6.5         6.6
-----------------------------------------------------------------------------------------------------------------------------------
Net indebtedness (excluding shareholder loan      720.4        708.4           687.5           653.6           678.6       613.5
and PIK loan)
-----------------------------------------------------------------------------------------------------------------------------------
Shareholder loan (+)                              334.3        334.3           334.3           358.5           358.5       358.5
PIK loan (+)                                       70.7         75.7            75.7            80.8            80.8        86.5
-----------------------------------------------------------------------------------------------------------------------------------
Net indebtedness (including
shareholder loan and PIK loan)                  1,125.4      1,118.4         1,097.5         1,092.9         1,117.9     1,058.5
===================================================================================================================================

(1) We define total net debt as the total of long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK-loan and Shareholder loan) is excluded.



    DEVELOPMENT OF NET INDEBTEDNESS AND EXPLANATION ON NET CASH MOVEMENT FOR
        OPERATING, INVESTING AND FINANCING ACTIVITIES APRIL - JUNE 2004.


(Amounts in millions of euro)                                                     SANITEC
                                                                            INTERNATIONAL
                                                                  CHANGE             S.A.
-------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCLUDING SHAREHOLDER LOAN AND PIK)
    MARCH 2004                                                                    1,117.9
CHANGE OF NET INDEBTEDNESS
    Increase/(Decrease) of interest bearing debt                   (64.3)
    (Increase)/Decrease of interest bearing loan receivable         (3.5)
    (Increase)/Decrease in cash and cash equivalents                 8.4
Increase/(Decrease) of net indebtedness April - June 2004                           (59.4)
-------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCLUDING SHAREHOLDER LOAN AND PIK) JUNE 2004                   1,058.5
-------------------------------------------------------------------------------------------
USES/SOURCES
-------------------------------------------------------------------------------------------
USES/SOURCES NON-CASH EFFECTIVE
    Exchange variance of liabilities                                                  0.3
USES/SOURCES CASH EFFECTIVE
    Cash flow from operating activities                             12.9
    Cash flow from investing activities                             46.7 (1)
    Other variances                                                 (0.5)            59.1
-------------------------------------------------------------------------------------------
DECREASE OF NET INDEBTEDNESS APRIL - JUNE 2004                                       59.4
===========================================================================================

(1)  Including EUR 52.8 million net cash proceeds from the sale of Evac.



                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 21 of 24



LIQUIDITY AND CAPITAL RESOURCES

Under our senior credit facility, we are required to make the following repayments of principal through 2008:



Year                                     (Amount in millions of euro)
----------------------------------------------------------------------
2004 (July - December)                                         19.4

2005                                                           48.2

2006                                                           58.2

2007                                                           59.6

2008                                                           53.1

Thereafter                                                    153.7
----------------------------------------------------------------------
Total Senior Credit
                                                              392.2
======================================================================




As of June 30, 2004, our total long-term debt including the PIK loan and the shareholder loan amounted to EUR 1,097.2 million, and our total short-term debt amounted to EUR 2.7 million.



(Amounts in millions of euro)                    SANITEC INTERNATIONAL S.A
                                              ----------------------------------
Long term debt including current portion     December 31, 2003     June 30, 2004
--------------------------------------------------------------------------------
    Senior A                                             241.4             177.6
    Senior B                                             107.8             107.3
    Senior C                                             107.8             107.3
    High Yield Bond                                      260.0             260.0
--------------------------------------------------------------------------------
                                                         717.0             652.2

Short-term and overdrafts                                  3.3               2.7

PIK On-Loan I                                             80.8              86.5
Shareholder On-Loan I                                    358.5             358.5
--------------------------------------------------------------------------------
Total                                                  1,159.6           1,099.9
================================================================================





                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 22 of 24



Our long-term debt as of June 30, 2004 matures as follows:

--------------------------------------------------
                                  (in millions of
Year                                        euro)
--------------------------------------------------
2004 (July - December)                     19.4
2005
                                           48.2
2006
                                           58.2
2007
                                           59.6
2008
                                           53.1
Thereafter
                                          858.7
--------------------------------------------------
Total long-term debt                    1,097.2
==================================================



                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 23 of 24





We expect to be able to finance these obligations and our working capital requirement through a combination of operating cash flows and borrowings under our EUR 50 million revolving credit facility under the senior credit facility, which is subject to restrictive covenants. In addition in June 30, 2004, certain of our operating subsidiaries had an aggregate of EUR 2.8 million of borrowing capacity under credit facilities of EUR 5.5 million.

The Total Debt Coverage Ratio to Adjusted EBITDA covenant levels, until September 30, 2008, are set forth in the following table.


                                                      X
                                               ADJUSTED
                                                 EBITDA
-------------------------------------------------------
April 1, 2004 - June 30, 2004                      4.25
July 1, 2004 - September 30, 2004                  4.00
October 1, 2004 - September 30, 2005               3.50
October 1, 2005 - September 30, 2006               3.00
October 1, 2006 - September 30, 2007               2.75
October 1, 2007 - September 30, 2008               2.50


Sanitec International is in compliance with the covenants and provisions contained in the indenture.




Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks, including adverse changes in interest rates, currency exchange rates and, to a lesser extent, commodity pricing.


INTEREST RATE RISK MANAGEMENT

We are exposed to interest rate risk through our debt instruments. These instruments are currently comprised primarily of the senior credit facility and certain other operating credit facilities. We manage interest rate risk on a group-wide basis with a combination of fixed and floating interest rate financial instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swaps and options to adjust interest rate risk exposure when appropriate.

The table below provides, as at June 30, 2004, information about our financial instruments that are sensitive to changes in interest rates, including debt obligations, interest rate swaps and interest rate options. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For interest rate options, the table shows contract amounts and respective average strike rates.




                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 24 of 24




(Amounts in millions of euro except percentages)

---------------------------------------------------------------------------------------------------------
SANITEC INTERNATIONAL S.A.     2004       2005        2006        2007       2008  THERE-AFTER     TOTAL
---------------------------------------------------------------------------------------------------------
Liabilities:
Long-term debt:
Senior loan                    19.4       48.2        58.2        59.6       53.1      153.7       392.2
Weighted av. rate              5.0%       5.0%        5.0%        5.0%       4.9%       5.1%        5.1%
PIK loan                         --         --          --          --         --       86.5        86.5
Rate                             --         --          --          --         --      12.2%       12.2%
Weighted av. rate              5.0%       5.0%        5.0%        5.0%       4.9%       7.7%        6.4%

Interest rate swaps:
Variable to fixed              25.0      109.8       175.0          --         --         --       309.8
Average pay rate               3.9%       4.3%        3.9%          --         --         --        4.1%

Interest rate options:
Sold floors:                   50.0         --          --          --         --         --        50.0
Weighted av. strike:           2.8%         --          --          --         --         --        2.8%
Bought caps:                   50.0         --          --          --         --         --        50.0
Weighted av. strike:           4.5%         --          --          --         --         --        4.5%
---------------------------------------------------------------------------------------------------------


This table presents the carrying amounts and estimated fair values of interest rate swaps and options. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.


(Amounts in millions of euro)
----------------------------------------------------------------------------------------------------------------------
                                                      SANITEC INTERNATIONAL S.A.

                                    December 31, 2003                                  June 30, 2004
                        Contract    Carrying       Fair        Avg.       Contract    Carrying      Fair        Avg.
                          Amount       Value      Value    Maturity         Amount       Value     Value    Maturity
                                                           (months)                                         (months)
--------------------------------------------------------------------      -------------------------------------------
IRS (Euribor)              330.0       (1.6)      (7.6)        28.0         280.0       (5.7)      (5.6)       24.5
IRS (GBP -Libor)            28.4          --      (0.4)        24.0          29.8          --      (0.1)       17.9

Interest rate options      100.0          --      (0.3)        11.8         100.0          --      (0.1)        5.8

Foreign exchange
forwards                   172.8          --        1.8         3.2         176.5          --        0.2        3.0
Foreign exchange
options                      9.9          --        0.1         0.9            --          --         --         --
----------------------------------------------------------------------------------------------------------------------




                                                                         SANITEC

                                                                  24 August 2004
                                                                   Page 25 of 24







FOREIGN CURRENCY FORWARD CONTRACTS

The table below provides information, as at June 30, 2004, about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates and their respective fair values, including carrying amounts. In the table below, the pro forma information reflects the absolute change in the estimated fair value of our foreign exchange forwards assuming the foreign exchange rates change by 10%. Our foreign exchange forward contracts generally do not exceed one year.


(Amounts in millions of euro)

--------------------------------------------------------------------------------
Currency        Notional Amount      Fair Value Amount     Proforma Change in
                                                                      Values
--------------------------------------------------------------------------------
DKK                        22.8                   22.7                   2.1
GBP                        34.4                   34.5                   3.1
NOK                        16.1                   16.3                   1.5
SEK                        51.0                   51.0                   4.6
USD                         5.6                    5.5                   0.5
Others                     46.6                   46.7                   4.3
--------------------------------------------------------------------------------
Total                     176.5                  176.7                  16.1
================================================================================



COMMODITY RISK MANAGEMENT

We currently do not engage in any hedging related to risks in commodity or raw material prices. In the future, we may hedge risks related to the price of energy.





                                                                         SANITEC